CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,663,000	$112.45

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $408,680.77 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $112.45 offset against the registration fee due for this offering and of which $408,568.32 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 874 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 97-II dated November 20, 2007	Registration Statement No. 333-130051 Dated December 14, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $3,663,000 Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index due February 4, 2009

General

  The notes are designed for investors who seek a fixed return of 10.40% and who believe that the Index closing level of the S&P 500® Index will not appreciate or depreciate, as compared to the Initial Index Level, by more than 17%, on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments, and receive no return if the Index closing level of the S&P 500® Index appreciates or depreciates by more than 17%, as compared to the Initial Index Level, on any trading day during the Monitoring Period, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 4, 2009*.
  Cash payment at maturity of principal plus the Additional Amount, as described below, which may be zero.
  Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on December 14, 2007 and are expected to settle on or about January 4, 2008.

Key Terms

Index:	The S&P 500® Index (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note payable at maturity will equal:
(i) If a Knock-Out Event has not occurred during the Monitoring Period, the Fixed Payment of $104 per $1,000 principal amount note (or 10.40% x $1,000); or
(ii) If a Knock-Out Event has occurred during the Monitoring Period, zero.
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Upper Knock-Out Level OR less than the Lower Knock-Out Level.
Upper Knock-Out Level:	1717.5015, which is equal to 117% of the Initial Index Level.
Lower Knock-Out Level:	1218.3985, which is equal to 83% of the Initial Index Level.
Monitoring Period:	The period from the Pricing Date to and including the Final Observation Date.
Initial Index Level:	The Index closing level on the pricing date, which was 1467.95.
Final Observation Date:	January 30, 2009*
Maturity Date:	February 4, 2009*
CUSIP:	48123MLD2
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 97-II.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 97-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$27	$973

Total	$3,663,000	$98,901	$3,564,099

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $27.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $17.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 97-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 14, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 97-II dated November 20, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 97-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 97-II dated November 20, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005079/e29288_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE — If the Index closing level is less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive an Additional Amount equal to the Fixed Payment of $104 (or 10.40% x $1,000).
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 97-II.
  TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You and we agree to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes. Assuming this treatment is respected, the notes will be subject to special tax rules. Under these rules, subject to the occurrence of a Knock-Out Event, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or disposition in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules will apply in the event of the occurrence of a Knock-Out Event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 4.45%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,048.88. Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

January 4, 2008 through December 31, 2008	$44.49	$44.49

January 1, 2009 through February 4, 2009	$4.39	$48.88

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 97-II dated November 20, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX CLOSING LEVEL ON ANY TRADING DAY DURING THE MONITORING PERIOD IS GREATER THAN THE UPPER KNOCK-OUT LEVEL OR LESS THAN THE LOWER KNOCK-OUT LEVEL.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities underlying the Index or contracts related to the Index. If the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level at some time during the term of the notes but falls between the Upper Knock-Out Level and Lower Knock-Out Level on the Final Observation Date.
  THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS — Your ability to benefit from any Fixed Payment may be limited by the “knock-out” feature of the notes. In the event that the Index closing level exceeds the Upper Knock-Out Level or is below the Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only $1,000. Under these circumstances, your return will not reflect the Fixed Payment.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE FIXED PAYMENT — If a Knock-Out Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount equal to the Fixed Payment of $104 (or 10.40% x $1,000), regardless of the appreciation or depreciation in the Index, which may be significant. Therefore, your appreciation potential is limited.
  NO RETURN IF THE INDEX APPRECIATES OR DEPRECIATES BY MORE THAN 17% — The Additional Amount will be zero and you will not receive any return on your notes even if the Index appreciates or depreciates during the term of the notes if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period. As a result, you may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the equity securities underlying the Index or contracts related to the Index.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether the Index closing level is above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period;
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	PS-2

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index and assumes an Initial Index Level of 1500, that the lowest and highest Index closing levels during the Monitoring Period are as set forth under the columns “Hypothetical lowest closing level during the Monitoring Period” and “Hypothetical highest closing level during the Monitoring Period,” respectively, and reflects the Fixed Payment of $104 per $1,000 principal amount note (or 10.40% x $1,000). Assuming an Initial Index Level of 1500, the Upper Knock-Out Level will be 1755 and the Lower Knock-Out Level will be 1245. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Hypothetical lowest closing level during Monitoring Period	Hypothetical highest closing level during Monitoring Period	Largest potential change from the Initial Index Level during the Monitoring Period	Additional Amount		Principal		Payment at Maturity

1350.00	2250.00	50.00%	$0.00	+	$1,000	=	$1,000.00

1350.00	2025.00	35.00%	$0.00	+	$1,000	=	$1,000.00

1350.00	1875.00	25.00%	$0.00	+	$1,000	=	$1,000.00

1350.00	1755.00	17.00%	$104.00	+	$1,000	=	$1,104.00

1350.00	1656.00	10.40%	$104.00	+	$1,000	=	$1,104.00

1425.00	1650.00	10.00%	$104.00	+	$1,000	=	$1,104.00

1500.00	1575.00	5.00%	$104.00	+	$1,000	=	$1,104.00

1500.00	1500.00	0.00%	$104.00	+	$1,000	=	$1,104.00

1425.00	1500.00	-5.00%	$104.00	+	$1,000	=	$1,104.00

1350.00	1575.00	-10.00%	$104.00	+	$1,000	=	$1,104.00

1344.00	1650.00	-10.40%	$104.00	+	$1,000	=	$1,104.00

1245.00	1650.00	-17.00%	$104.00	+	$1,000	=	$1,104.00

1125.00	1650.00	-25.00%	$0.00	+	$1,000	=	$1,000.00

975.00	1650.00	-35.00%	$0.00	+	$1,000	=	$1,000.00

750.00	1650.00	-50.00%	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The lowest closing level of the Index during the Monitoring Period was 1245, and the highest closing level of the Index during the Monitoring Period was 1650. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $104, and the final payment at maturity is equal to $1,104 per $1,000 principal amount note.

Example 2: The lowest closing level of the Index during the Monitoring Period was 975, and the highest closing level of the Index during the Monitoring Period was 1650. Because the Index closing level was less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The lowest closing level of the Index during the Monitoring Period was 1350, and the highest closing level of the Index during the Monitoring Period was 1755. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $104, and the final payment at maturity is equal to $1,104 per $1,000 principal amount note.

Example 4: The lowest closing level of the Index during the Monitoring Period was 1350, and the highest closing level of the Index during the Monitoring Period was 2025. Because the Index closing level was higher than the Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	PS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 4, 2002 through December 14, 2007. The Index closing level on December 14, 2007 was 1467.95. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the thirteenth business day following the pricing date of the notes (this settlement cycle being referred to as T+13). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the nine succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	PS-4